UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

PositiveID Corporation
(Name of Issuer)

Common Stock - $0.01 par value
(Title of Class of Securities)

73740J 100
(CUSIP Number)

Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73740J 100	Page	2	of	7

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

4,367,963
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		3,874,008
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,530,463
WITH
	10	SHARED DISPOSITIVE POWER

3,874,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,241,971

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	73740J 100	Page	3	of	7

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

	7	SOLE VOTING POWER

0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		2,785,008
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH
	10	SHARED DISPOSITIVE POWER

2,785,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,785,008

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	73740J 100	Page	4	of	7

This Amendment No. 11 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of PositiveID Corporation, a Delaware corporation (the “Issuer”), and amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, October 1, 2009, October 19, 2009, October 21, 2009, October 26, 2009, November 17, 2009, March 26, 2010, May 24, 2010, December 10, 2010, and March 18, 2011 by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.

This Amendment No. 11 excludes William Caragol, who had previously jointly reported his beneficial ownership in Amendments No. 6 through No. 10 with Scott Silverman and R & R Consulting Partners, LLC.  Mr Caragol will no longer file jointly with Mr. Silverman and R & R Consulting Partners, LLC but will continue to report his beneficial ownership separately on Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby restated in its entirety to read as follows:

The name of the first reporting person is Scott R. Silverman, who is a United States citizen. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, which is also the principal business address of the Issuer, and his present principal occupation is consultant of the Issuer. The Issuer has historically developed, marketed and sold radio frequency identification systems used for the identification of people in the healthcare market.

The name of the second reporting person is R & R Consulting Partners, LLC, a Florida limited liability company (“R&R”). The business address for R&R is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and it is an investing and consulting business. R&R is organized under the laws of the State of Florida. The only person controlling R&R is Mr. Silverman, whose identity and background information is included above.

Neither R&R nor Mr. Silverman has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

On December 16, 2011, pursuant to a stock purchase agreement between R&R and Fox Hollow Holdings, Inc., R&R sold 2,000,000 Shares to Fox Hollow Holdings, Inc. in exchange for approximately $280,000 of which $200,000 was paid at closing with the remaining $80,000 to be paid within 30 days after closing.

Item 5. Interest in Securities of the Issuer

The following information restates the information previously provided in Item 5.

CUSIP No.	73740J 100	Page	5	of	7

(a) –(b)

Scott R. Silverman

Mr. Silverman beneficially owns 8,241,971 Shares, representing 15.11% of the outstanding Shares, which includes 529,000 Shares which there is a right to acquire voting power or dispositive power, or both, within 60 days.

Mr. Silverman has sole voting power over 4,367,963 Shares held directly by Mr. Silverman.  Mr. Silverman has sole dispositive power over 2,530,463 Shares which are held directly by Mr. Silverman.  Mr. Silverman lacks dispositive power over 1,837,500 of which are restricted as to transfer until January 1, 2012 (1,337,500 Shares) and January 1, 2013 (500,000).

Mr. Silverman shares voting power over 3,874,008.  These Shares consist of (i) 1,089,000 Shares that Mr. Silverman, as a manager of Blue Moon, may be deemed to share beneficial ownership with Blue Moon and Mr. Caragol and (ii) 2,785,008 Shares that Mr. Silverman, as the control person of R&R, may be deemed to share beneficial ownership with R&R. Mr. Silverman shares dispositive power over 1,089,000 Shares with Blue Moon and 2,785,008 Shares with R&R.

R&R

R&R beneficially owns 2,785,008 Shares, representing 5.16% of the outstanding Shares.  Mr. Silverman, as the control person of R&R, may be deemed to share voting power with R&R over 2,785,008 Shares and dispositive power over 2,785,008 Shares.

(c) See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference. No other transactions involving the securities of the Issuer were effected by R&R or Mr. Silverman in the last 60 days.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman or R&R.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement, as amended December 30, 2011, among Scott R. Silverman, William J. Caragol and R & R Consulting Partners, LLC.

CUSIP No.	73740J 100	Page	6	of	7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2011

/s/ Scott R. Silverman
Name: Scott R. Silverman

R & R CONSULTING PARTNERS, LLC

/s/ Scott R. Silverman
Name: Scott R. Silverman
Title: Managing Member

CUSIP No.	73740J 100	Page	7	of	7

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, as amended December 30, 2011, among Scott R. Silverman, William J. Caragol and R & R Consulting Partners, LLC.